Exhibit 12.1

KINETIC CONCEPTS, INC.

Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratio amounts)

											YTD June 30,				LTM June 30, 2003 (2)
	1998		1999		2000 (1)		2001		2002 (2)		2002		2003
Net Earnings	11,776		(314)		9,129		23,901		43,744		20,029		35,945		59,660
Income Tax	7,851		620		6,476		17,307		29,163		12,538		21,567		38,192
Interest Expense	48,594		46,502		48,635		45,116		40,943		20,692		16,228		36,479
	68,221		46,808		64,240		86,324		113,850		53,259		73,740		134,331

Interest Expense	48,594		46,502		48,635		45,116		40,943		20,692		16,228		36,479
Interest in Operating Leases	4,945		5,387		5,129		4,797		6,531		2,966		3,575		7,140
Total Fixed Charges	53,539		51,889		53,764		49,913		47,474		23,658		19,803		43,619

Fixed-Charge Ratio	1.3	x	0.9	x(3)	1.2	x	1.7	x	2.4	x	2.3	x	3.7	x	3.1	x

(1)  In December 2000, we began reporting international results on a current-month basis.  As a result of this change, the 2000 fiscal year included a 13th monthly period for the international segment which increased reported revenue and operating earnings by approximately $8.0 million and $1.1 million, respectively.

(2)  This calculation excludes pretax income of $173.3 million ($175.0 million less expenses of $1.7 million) from Hillenbrand as part of an antitrust settlement.

(3)  In 1999, the fixed charge ratio indicated less than one-to-one coverage of $5.1 million.